Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

April 4, 2012

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J257 dated March 30, 2012 relating to Notes due April 17, 2013 Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE™ 100 Index and the TOPIX® Index and Related Currencies (the “Pricing Supplement”), to the underlying supplement dated March 23, 2012 relating to Medium-Term Notes Underlying Supplement for Indices and Exchange-Traded Funds (the “Underlying Supplement”), to the product supplement dated March 23, 2012 relating to Return Enhanced Notes (REN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Buffered Return Enhanced Notes (BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Dual Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Performance of One or More Indices or Exchange Traded Funds or Equity Securities or Exchange Rates or a Basket and Notes Linked to a Weighted Basket of Two or More Return Enhanced Components (the “Product Supplement”), to the prospectus supplement dated March 23, 2012 (the “Prospectus Supplement”) for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the headings “Material United States Federal Income Tax Considerations” in the Product Supplement and “Material U.S. Federal Income Tax Considerations” in the Pricing Supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP